 Exhibit 99.1

SNDL Reports Second Quarter 2024 Financial and Operational Results

The Company reports record Gross Margin and material improvements in profitability and Free Cash Flow year-over-year

CALGARY, AB, Aug. 1, 2024 /CNW/ - SNDL Inc. (NASDAQ: SNDL) ("SNDL" or the "Company") reported its financial and operational results for the second quarter ended June 30, 2024. All financial information in this press release is reported in millions of Canadian dollars unless otherwise indicated.

SNDL has also posted a supplemental investor presentation on its website, found at https://sndl.com.

The Company will hold a conference call and webcast presentation at 10:00 a.m. EDT (8:00 a.m. MDT) on Friday, August 2, 2024. The conference call details can be found below.

SECOND QUARTER 2024 FINANCIAL AND OPERATIONAL HIGHLIGHTS

•	Net revenue for the second quarter of 2024 was $228.1 million, compared to $231.9 million in the second quarter of 2023, a decrease of 1.6%. This decrease was driven by market softness in the Liquor Retail segment, while both Cannabis Retail and Cannabis Operations segments posted strong growth. This represents an increase of 15.4% in net revenue quarter on quarter, as compared to net revenue of $197.8 million in the first quarter of 2024, mainly attributed to business seasonality.
•	Achieved a gross profit of $58.2 million, representing a record gross margin of 25.5% of sales in the second quarter of 2024, up from 22.4% in the second quarter of 2023. The 12% improvement in gross profit year over year, or 15.4% improvement quarter on quarter, highlights the continuous success of the Company's margin improvement initiatives, including the data sales programs, mix optimization and supply chain productivity initiatives.
•	Cash flow was negative $6.0 million in the second quarter of 2024, compared to negative $27.8 million in the second quarter of 2023, a 78% improvement driven by the increase in profitability and smaller working capital build up.
•	Free cash flow in the second quarter of 2024 was negative $5.6 million, compared to negative $18.5 million in the second quarter of 2023, a 70% improvement driven by profitability and working capital management improvements.
•	Operating loss was $4.8 million for the second quarter of 2024, compared to a loss of $29.6 million in the second quarter of 2023, an 84% improvement primarily driven by margin expansion and lower Selling, General, and Administrative expenses.
•	Second quarter results reflect dynamic growth in our Cannabis businesses, confirming the increased profitability we reported in the first quarter of 2024, despite softness in Liquor sales. The following highlights are recent examples of initiatives driving SNDL towards sustained profitable growth:
•	Acquired 4 Dutch Love stores and launched the Value Buds brand in British Columbia by rebranding 3 of these stores.
•	Continued the expansion of proprietary data licensing in both Cannabis and Liquor Retail, increasing data sales from $3.8 million in the first quarter of 2024 to $4.2 million in the second quarter.
•	Increased SNDL's Liquor Retail segment private label revenue by 17% year-to-date, reaching 11.8% share of revenue.
•	Completed the acquisition of the principal indebtedness of Delta 9 for a purchase price of $28.1 million in early July, becoming its senior secured creditor with a first priority security interest in all assets of Delta 9 and certain of its subsidiaries.
•	Entered into a stalking horse purchase agreement for Indiva Limited's business and assets.
•	Delivered the first international export contract of 2024, with the shipment of bulk flower to Israel.
•	The Company had $783.6 million of unrestricted cash, marketable securities and investments and no outstanding debt, with $182.9 million of unrestricted cash as of June 30, 2024. SNDL has not raised cash through share offerings since June 2021.

"The second quarter of 2024 confirms our progress and path to profitability, including an all-time record gross margin of 25.5%", said Zach George, Chief Executive Officer of SNDL. "As we continue making progress on our long-term strategic plan, we are gaining sharper focus on key priorities, allowing us to effectively deploy capital to support organic and inorganic growth. This sharper focus, and our continuous pursuit of greater efficiency, led to the recent announcement of a restructuring project that is expected to deliver over $20 million of annualized savings, some of which are starting to materialize in the third quarter of 2024. Our unique investment portfolio gives us additional optionality to close on U.S. assets currently under restructuring and become a leading global cannabis company. We look forward to sharing our long-term strategic plan in detail with investors in the coming months."

SECOND QUARTER 2024 KEY FINANCIAL METRICS

OPERATING SEGMENTS
($000s)	Liquor Retail	Cannabis Retail	Cannabis Operations	Investments	Corporate	Total
Three months ended June 30, 2024
Net revenue	140,560	76,069	24,976	-	(13,478)	228,127
Gross profit	35,713	19,268	3,183	-	-	58,164
Operating income (loss)	8,481	3,902	(1,916)	8,456	(23,757)	(4,834)
Adjusted operating income (loss) (1)	8,481	3,902	(1,916)	8,456	(23,536)	(4,613)
Three months ended June 30, 2023
Net revenue	151,690	71,881	20,940	-	(12,595)	231,916
Gross profit	35,360	17,780	(1,207)	-	-	51,933
Operating income (loss)	8,207	2,335	(14,206)	(1,660)	(24,242)	(29,566)
Adjusted operating income (loss) (1)	8,207	2,335	(12,924)	(1,660)	(21,482)	(25,524)
(1)	Adjusted operating income (loss) is a specified financial measure that does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures reported by other companies. See "Non-IFRS Measures - Adjusted operating income (loss)" below.

SECOND QUARTER 2024 RESULTS

SNDL's business is operated and reported in four segments: Liquor Retail, Cannabis Retail, Cannabis Operations and Investments.

Liquor Retail

SNDL is Canada's largest private sector liquor retailer, operating 168 locations, predominantly in Alberta, under its three retail banners: "Wine and Beyond", "Liquor Depot", and "Ace Liquor".

•	Net revenue for Liquor Retail sales was $140.6 million in the second quarter of 2024, compared to $151.7 million for the same period in the year prior. The 7.3% reduction year-over-year was driven by the shift of Easter timing, as well as overall market slow-down in customer traffic.
•	Same-store sales decreased by 8.4% for stores operating in the second quarters of 2023 and 2024. Same-store sales refer to the revenue generated by the Company's existing retail liquor locations, which operated during the current and comparative periods.
•	Gross profit for Liquor Retail was $35.7 million, or 25.4% of sales, in the second quarter of 2024, compared to $35.4 million, or 23.3% of sales, in the second quarter of 2023. The Company achieved record gross margin for its Liquor Retail segment in May 2024, with margins reaching 25.5%. This improvement was largely driven by productivity in procurement and pricing optimization initiatives.
•	Operating income for Liquor Retail was $8.5 million in the second quarter of 2024, compared to $8.2 million in the second quarter of 2023, a 3.7% improvement despite lower traffic.
•	SNDL's proprietary data licensing program for Liquor Retail which launched in the first quarter of 2024, saw a 35% increase compared to the prior quarter.
•	Private label sales, a substantial driver of margin accretive profitable growth, increased by 10.1% compared to the second quarter of 2023, and private label sales as a percent of total sales increased from 10.1% in the second quarter of 2023 to 11.1% in the same quarter of 2024. This increase is driven by further additions to the private label offerings, particularly new launches within our beer category, which has seen a 16.3% increase in sales in quarter 2 of 2024 compared to the same period last year.
•	The Company opened its 13th Wine and Beyond location in Airdrie, Alberta just before Easter this year, to further build on the success of the experiential, destination approach of the banner.

As of August 1, 2024, the Ace Liquor store count was 135, the Liquor Depot store count was 20, and the Wine and Beyond store count was 13.

Cannabis Retail

With its 65% ownership interest in Nova Cannabis Inc. ("Nova"), SNDL is Canada's largest private-sector cannabis retailer by number of stores, operating 187 locations under its four retail banners: "Value Buds", "Spiritleaf", "Superette", and "Firesale". The Company's Cannabis Retail strategy is based on several pillars, including the quality of its store locations, its range of products, and the unique experiences provided to customers. Using data and insights from a large volume of monthly transactions enables SNDL to leverage technology and analytics to inform and improve its retail strategy.

•	Net revenue for Cannabis Retail in the second quarter of 2024 was $76.1 million, compared to $71.9 million in the second quarter of 2023. The 5.8% increase year-over-year was driven by productivity improvements and new stores opened throughout the year.
•	Same-store sales increased 2.4% for stores operating in the second quarters of 2023 and 2024, an improvement from the 2.1% same-store sales growth rate in the first quarter. Same-store sales refer to the revenue generated by the Company's existing retail cannabis locations, which operated during the current and comparative periods.
•	Gross profit for Cannabis Retail was $19.3 million, or 25.3% of sales, in the second quarter of 2024, compared to $17.8 million, or 24.7% of sales, in the second quarter of 2023, an 8.4% increase year-over-year. The increase showcases the Company's efforts in continued margin expansion initiatives, including growth of its data program, in-store productivity programs, and the continued development of private label offerings.
•	Operating income for Cannabis Retail was $3.9 million in the second quarter of 2024, compared to $2.3 million in the second quarter of 2023, an increase of 67.1% year-over-year.
•	SNDL's proprietary data licensing program generated revenue of $3.8 million for the second quarter of 2024, an increase of 46.2% or $1.2 million from the same period in the year prior.
•	In June and early July, SNDL launched the Value Buds brand in British Columbia with the rebranding of 3 stores acquired through the Dutch Love transaction.
•	Subsequent to quarter end, the Company opened 2 new stores under the Value Buds banner, one in Alberta and the other in Ontario.

As of August 1, 2024, the Spiritleaf store count was 82 (20 corporate stores and 62 franchise stores), the Superette store count was 4 corporate stores, the Firesale store count was 1 corporate store, and the Value Buds store count was 100 corporate stores.

Cannabis Operations

SNDL has a diverse brand portfolio from value to premium, emphasizing premium inhalable formats and a full suite of 2.0 products. With enhanced procurement capabilities and plans to continue evolving toward a cost-effective cultivation and manufacturing operation, the Cannabis Operations segment is a key enabler of SNDL's vertical integration strategy. Cannabis Operations include the operations of The Valens Company Inc. as of January 18, 2023.

•	Net revenue for Cannabis Operations for the second quarter of 2024 was $25.0 million, up 19% from $20.9 million in the second quarter of 2023, mainly as a result of increasing provincial board and Business-to-Business distribution and a continued focus on consumer innovation, quality and operational efficiencies.
•	Gross profit for the segment in the second quarter of 2024 of $3.2 million, an increase of $4.4 million, from negative $1.2 million in the second quarter of 2023. The 367% improvement in gross profit is largely attributable to several productivity initiatives, including the strategic decision to close the Olds, Alberta facility.
•	The Company continued ramping-up cultivation production at its Atholville, New Brunswick facility, to ensure stable and consistent supply for both its retail Business-to-Business and international partners as demand increases.
•	Operating income for the second quarter of 2024 improved by $12.3 million over the same period in the prior year, going from negative $14.2 million to negative $1.9 million. The substantial increase in operating income results from margin expansion, reduced overhead spending, and operational efficiencies.
•	Following SNDL's inaugural international export contract with IM Cannabis Corp in Israel, the Company is pursuing EU-GMP certification at its Atholville facility to expand its international export footprint further and increase B2B opportunities within emerging global markets such as the UK and Germany.

Investments

•	As of June 30, 2024, the Company has deployed capital to a portfolio of cannabis-related investments with a carrying value of $600.5 million, including $571.2 million to SunStream Bancorp Inc. ("SunStream").
•	In the second quarter of 2024, the investment portfolio generated positive operating income of $8.5 million compared to a loss of $1.7 million in the same quarter of the prior year.
•	SunStream is a joint venture sponsored by SNDL. During 2023, SunStream directed the formation of the SunStream USA group of companies ("SunStream USA Group") in connection with the restructuring of certain loans provided by SunStream. SunStream USA Group is anticipated to be a U.S. platform with one or more independent third-party investors, which will be independently managed and governed.
•	On May 2, 2024, SNDL announced that SunStream USA Group would proceed with acquiring equity positions in U.S. cannabis assets following the completion of its review by Nasdaq, which confirmed that the proposed structure meets all applicable laws and Nasdaq listing rules.
•	At the end of the second quarter of 2024, the credit portfolio controlled by SunStream comprised five investments: Jushi Holdings Inc., SKYMINT Brands ("Skymint"), Ascend Wellness Holdings, Surterra Holdings, Inc. d/b/a Parallel ("Parallel"), and Columbia Care Inc.
•	Earlier in July 2024, Ascend Wellness Holdings repaid approximately 80% of their outstanding loan balance with SunStream, amounting to US$12 million. On July 31st, 2024, Jushi Holdings Inc. repaid their full outstanding balance of $53 million with SunStream. Both repayments occurred several months ahead of the maturity date, increasing SNDL's cash liquidity and enabling the deployment of additional capital to support our growth agenda.
•	The previously announced transactions to acquire certain operations and assets of Parallel and Skymint are anticipated to close in 2024 and are subject to certain conditions and regulatory approvals.
•	SNDL continues to monitor local and international regulatory changes, including the potential US reclassification of marijuana from a Schedule I drug to Schedule III drug under the U.S. Controlled Substances Act. This decision does not directly affect SNDL's operations, which are located solely in Canada, though it is expected to have a favourable effect on the SunStream joint venture investments in the United States.

Equity Position

•	$783.6 million of unrestricted cash, marketable securities and investments, including investments in equity-accounted investees, and no outstanding debt at June 30, 2024, resulting in a net book value of $1.2 billion.
•	On November 13, 2023, the Company announced that its board of directors had approved a renewal of the share repurchase program upon its expiry on November 20, 2023. The Company's share repurchase program continues to be available to lower the outstanding share float. SNDL will continue to assess opportunities to utilize the program to the extent that management believes it is in the best interest of SNDL's shareholders. For the three months ended June 30, 2024, the Company did not purchase common shares for cancellation.

This press release is intended to be read in conjunction with the Company's condensed consolidated interim financial statements and the notes thereto for the three and six months ended June 30, 2024, and the accompanying Management's Discussion and Analysis. These documents are available under the Company's profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.shtml.

CONFERENCE CALL

The Company will hold a conference call and webcast presentation at 10:00 a.m. EDT (8:00 a.m. MDT) on Friday, August 2, 2024.

WEBCAST ACCESS
To access the live webcast of the call, please visit the following link:
https://edge.media-server.com/mmc/p/7jsrnxfd

REPLAY

A replay of the webcast will be available at https://sndl.com/financials/quarterly-results/default.aspx

ABOUT SNDL INC.

SNDL is a public company whose shares are traded on the Nasdaq under the symbol "SNDL." SNDL is the largest private-sector liquor and cannabis retailer in Canada with retail banners that include Ace Liquor, Wine and Beyond, Liquor Depot, Value Buds, Spiritleaf, Superette and Firesale. SNDL is a licensed cannabis producer and one of the largest vertically integrated cannabis companies in Canada specializing in low-cost biomass sourcing, indoor cultivation, product innovation, low-cost manufacturing facilities, and a cannabis brand portfolio that includes Top Leaf, Contraband, Citizen Stash, Sundial Cannabis, Palmetto, Spiritleaf Selects Bon Jak, Versus, Value Buds, Namaste, Re-up, Grasslands and Vacay. SNDL's investment portfolio seeks to deploy strategic capital through direct and indirect investments and partnerships throughout the North American cannabis industry. For more information on SNDL, please go to https://sndl.com/.

Forward-Looking Information Cautionary Statement
This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"), including, but not limited to, statements regarding the Company's operational goals, the Company's margin improvement initiatives, the Company's ability to achieve long-term, sustainable profitability, growth and efficiencies, the Company's long-term strategic plan, expectations with respect to the restructuring project, the benefits of the Company's Investment Segment portfolio, expectations with respect to sharing information with investors, the Company's approach to its Wine and Beyond banner, the Company's retail strategy, expectations with respect to the Company's Cannabis Operations segment, the Company's vertical integration strategy, expectations with respect to the Company's pursuant of EU-GMP certification, expectations with respect to the ability of the Company's to expand its international export footprint, the Company's proprietary data licensing program, expansion of product offerings (including the expected expansion of the Company's private labels), performance of the Company's investments, including through the SunStream joint venture and SunStream USA Group, expectations with respect to the SunStream USA Group, the timing and closing of the transactions with Parallel and Skymint, potential local and international regulatory changes, the share repurchase program, including the anticipated benefits thereof, and any other potential forms of shareholder value creation. Forward-looking statements are frequently characterized by words such as "aim", "anticipate", "assume", "believe", "contemplate", "continue", "could", "due", "estimate", "expect", "goal", "intend", "may", "objective", "plan", "predict", "potential", "positioned", "pioneer", "seek", "should", "target", "will", "would", and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the Company's business and the industry in which it operates and management's beliefs and assumptions and are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors that are in some cases beyond its control. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Please see "Risk Factors" in the Company's Annual Information Form dated March 20, 2024, and the risk factors included in our other public disclosure documents for a discussion of the material risk factors that could cause actual results to differ materially from the forward-looking information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Condensed Consolidated Interim Statement of Loss and Comprehensive Loss
(Unaudited - expressed in thousands of Canadian dollars, except per share amounts)

	Three months ended June 30
	2024	2023
Net revenue	228,127	231,916
Cost of sales	169,963	179,983
Gross profit	58,164	51,933

Investment income (loss)	3,204	(599)
Share of profit of equity-accounted investees	5,252	(936)

General and administrative	48,036	52,727
Sales and marketing	3,439	4,104
Research and development	109	20
Depreciation and amortization	13,519	13,443
Share-based compensation	4,883	3,893
Restructuring (recovery) costs	221	4,042
Asset impairment	919	1,658
Loss on disposition of assets	328	77
Operating income (loss)	(4,834)	(29,566)

Other income (expenses)	(1,417)	(422)
Loss before income tax	(6,251)	(29,988)
Income tax recovery	1,284	-
Net loss from continuing operations	(4,967)	(29,988)
Net loss from discontinued operations	-	(3,170)
Net loss	(4,967)	(33,158)

Equity-accounted investees - share of other comprehensive income (loss)	4,300	(11,621)
Gain on translation of foreign operations	-	(5)
Comprehensive income (loss)	(667)	(44,784)

Net loss from continuing operations attributable to:
Owners of the Company	(5,772)	(29,350)
Non-controlling interest	805	(638)
	(4,967)	(29,988)
Net loss attributable to:
Owners of the Company	(5,772)	(32,520)
Non-controlling interest	805	(638)
	(4,967)	(33,158)
Comprehensive income (loss) attributable to:
Owners of the Company	(1,472)	(44,146)
Non-controlling interest	805	(638)

Condensed Consolidated Interim Statement of Financial Position
(Unaudited - expressed in thousands of Canadian dollars)

As at	June 30, 2024	December 31, 2023

Assets
Current assets
Cash and cash equivalents	182,934	195,041
Restricted cash	19,972	19,891
Marketable securities	156	225
Accounts receivable	22,361	27,059
Biological assets	868	429
Inventory	132,912	129,060
Prepaid expenses and deposits	19,303	22,464
Investments	28,514	3,400
Assets held for sale	19,051	6,375
Net investment in subleases	2,819	2,970
	428,890	406,914
Non-current assets
Long-term deposits and receivables	6,232	4,837
Right of use assets	119,473	129,679
Property, plant and equipment	132,362	152,916
Net investment in subleases	16,572	18,396
Intangible assets	73,961	73,149
Investments	835	29,660
Equity-accounted investees	571,178	538,331
Goodwill	124,552	119,282
Total assets	1,474,055	1,473,164

Liabilities
Current liabilities
Accounts payable and accrued liabilities	62,389	68,210
Lease liabilities	32,618	30,537
Derivative warrants	3,900	4,400
	98,907	103,147
Non-current liabilities
Lease liabilities	124,994	136,492
Other liabilities	6,236	4,185
Total liabilities	230,137	243,824

Shareholders' equity
Share capital	2,380,753	2,375,950
Warrants	667	2,260
Contributed surplus	79,568	73,014
Contingent consideration	2,279	2,279
Accumulated deficit	(1,269,177)	(1,260,851)
Accumulated other comprehensive income	33,751	19,417
Total shareholders' equity	1,227,841	1,212,069
Non-controlling interest	16,077	17,271
Total liabilities and shareholders' equity	1,474,055	1,473,164

Condensed Consolidated Interim Statement of Cash Flows
(Unaudited - expressed in thousands of Canadian dollars)

	Three months ended June 30
	2024	2023
Cash provided by (used in):
Operating activities
Net loss for the period	(4,967)	(33,158)
Adjustments for:
Income tax recovery	(1,284)	-
Interest and fee income	(3,218)	(3,421)
Change in fair value of biological assets	(336)	1,413
Share-based compensation	4,883	3,893
Depreciation and amortization	14,139	14,674
Loss on disposition of assets	328	77
Inventory impairment and obsolescence	1,069	4,291
Finance costs, net	2,157	2,458
Change in estimate of fair value of derivative warrants	(1,800)	(2,240)
Unrealized foreign exchange loss	51	(72)
Asset impairment	919	1,658
Share of (profit) of equity-accounted investees	(5,252)	936
Realized loss on settlement of marketable securities	-	48,988
Unrealized (gain) loss on marketable securities	14	(44,968)
Proceeds from settlement of marketable securities	-	3,437
Interest received	2,649	3,217
Change in non-cash working capital	(4,650)	(14,193)
Net cash provided by (used in) operating activities from continuing operations	4,702	(13,010)
Net cash provided by operating activities from discontinued operations	-	4,167
Net cash provided by (used in) operating activities	4,702	(8,843)
Investing activities
Additions to property, plant and equipment	(1,190)	(1,247)
Additions to intangible assets	-	(39)
Changes to investments	1,235	125
Changes to equity-accounted investees	-	(9,443)
Proceeds from disposal of property, plant and equipment	188	55
Acquisitions, net of cash acquired	(1,654)	-
Change in non-cash working capital	75	1,586
Net cash used in investing activities from continuing operations	(1,346)	(8,963)
Net cash used in investing activities from discontinued operations	-	-
Net cash used in investing activities	(1,346)	(8,963)
Financing activities
Change in restricted cash	150	(76)
Payments on lease liabilities, net	(9,706)	(10,116)
Proceeds from common shares, net of costs	(57)	-
Issuance of common shares by subsidiaries	174	-
Change in non-cash working capital	63	200
Net cash used in financing activities from continuing operations	(9,376)	(9,992)
Net cash used in financing activities from discontinued operations	-	-
Net cash used in financing activities	(9,376)	(9,992)
Change in cash and cash equivalents	(6,020)	(27,798)
Cash and cash equivalents, beginning of period	188,954	213,253
Cash and cash equivalents, end of period	182,934	185,455

NON-IFRS MEASURES
Certain specified financial measures in this news release are non-IFRS measures. These terms are not defined by IFRS and, therefore, may not be comparable to similar measures reported by other companies. These non-IFRS financial measures should not be considered in isolation or as an alternative for or superior to measures of performance prepared in accordance with IFRS. These measures are presented and described in order to provide shareholders and potential investors with additional measures in understanding the Company's operating results in the same manner as the management team.

ADJUSTED OPERATING INCOME (LOSS)
Adjusted operating income (loss) is a non-IFRS financial measure which the Company uses to evaluate its operating performance. Adjusted operating income (loss) provides information to investors, analysts, and others to aid in understanding and evaluating the Company's operating results in a similar manner to its management team. The Company defines adjusted operating income (loss) as operating income (loss) less restructuring costs (recovery), goodwill and intangible asset impairments and asset impairments triggered by restructuring activities.

The following tables reconcile adjusted operating income (loss) to operating income (loss) for the periods noted.

($000s)	Liquor Retail	Cannabis Retail	Cannabis Operations	Investments	Corporate	Total
Three months ended June 30, 2024
Operating income (loss)	8,481	3,902	(1,916)	8,456	(23,757)	(4,834)
Adjustments:
Restructuring costs (recovery)	-	-	-	-	221	221
Adjusted operating income (loss)	8,481	3,902	(1,916)	8,456	(23,536)	(4,613)

($000s)	Liquor Retail	Cannabis Retail	Cannabis Operations	Investments	Corporate	Total
Three months ended June 30, 2023
Operating income (loss)	8,207	2,335	(14,206)	(1,660)	(24,242)	(29,566)
Adjustments:
Restructuring costs	-	-	1,282	-	2,760	4,042
Adjusted operating income (loss)	8,207	2,335	(12,924)	(1,660)	(21,482)	(25,524)

FREE CASH FLOW

Free cash flow is a non-IFRS financial measure which the Company uses to evaluate its financial performance. Free cash flow provides information which management believes to be useful to investors, analysts and others in understanding and evaluating the Company's ability to generate positive cash flows as it removes cash used for non-operational items. The Company defines free cash flow as the total change in cash and cash equivalents less cash used for common share repurchases, dividends (if any), changes to debt instruments, changes to long-term investments, net cash used for acquisitions plus cash provided by dispositions (if any).

The following table reconciles free cash flow to change in cash and cash equivalents for the periods noted.

	Three months ended June 30
($000s)	2024	2023
Change in cash and cash equivalents	(6,020)	(27,798)
Adjustments:
Repurchase of common shares	-	-
Changes to long-term investments	(1,235)	9,318
Acquisitions, net of cash acquired	1,654	-
Free cash flow	(5,601)	(18,480)

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SOURCE SNDL Inc.

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%CIK: 0000176660

For further information: For more information: Tomas Bottger, SNDL Inc., O: 1.587.327.2017, E: investors@sndl.com

CO: SNDL Inc.

CNW 22:10e 01-AUG-24